UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File No. 1-8183

SUPREME INDUSTRIES, INC.
(Exact name of Registrant as specified in its charter)

Delaware   **75-1670945**
(State of Incorporation)   *(IRS Employer Identification No*.)

P.O. Box 237, 2581 E. Kercher Road, Goshen, Indiana   **46528**
(Address of principal executive offices)   (Zip Code)

(Registrant's telephone number, including area code) - **(574) 642-3070**

Item 5.   Other Events and Regulation FD Disclosure.

The following information, intended to be furnished under "Item 12. Disclosure of Results of Operations and Financial Condition," is being furnished under "Item 5. Other Events and Regulation FD Disclosure."

On July 29, 2003, Supreme Industries, Inc. issued a press release reporting its results for the fiscal quarter ended June 28, 2003. The full text of the press release is set forth in Exhibit 99.1 hereto.

Item 7.   Financial Statements and Exhibits.

    c.   Exhibits

        99.1   Press release dated July 29, 2003, announcing the Registrant's results for the fiscal quarter ended June 28, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report on Form 8-K to be signed on its behalf by the undersigned hereunto duly authorized.

        SUPREME INDUSTRIES, INC.

Dated: July 31, 2003   BY: /s/ ROBERT W. WILSON
        Robert W. Wilson
        Executive Vice President, Treasurer, Chief Financial
        Officer and Director (Principal Financial and
        Accounting Officer)

        (Signing on behalf of the Registrant and as Principal
        Financial Officer)

EXHIBIT INDEX

99.1   Press release dated July 29, 2003, announcing the Registrant's results for the fiscal quarter ended June 28, 2003.

For Immediate Release

Contact: Robert W. Wilson
                 Executive Vice President
                 (574) 642-3070

Supreme Industries Reports Revenues and Earnings
for Second-Quarter and First-Half 2003

GOSHEN, Ind.--(BUSINESS WIRE)--July 29, 2003--Supreme Industries, Inc. (AMEX:STS), a leading manufacturer of specialized vehicles including truck bodies and shuttle buses, today announced revenues and earnings for the 2003 second quarter and first half ended June 28, 2003.

Second-quarter 2003 revenues of $60,749,000 were up two percent from $59,537,000 for 2002's comparable period. Gross profit margin declined to 13.3 percent during the quarter. Last year's second-quarter gross margin of 16.8 percent was aided by a favorable physical inventory adjustment. Other factors restraining gross margin during this year's second quarter included competitive pricing pressures, higher material and insurance costs, and increased delivery expenses related to higher fuel prices during the period. The five percent reduction in selling, general and administrative expense was attributable to tighter cost controls and lower depreciation expense. Net income of $1,237,238, or $0.11 per diluted share, was down from $2,163,500, or $0.19 per diluted share, for the corresponding period of 2002, reflecting the aforementioned factors.

First-half 2003 revenues were up one percent versus the year-ago period, reaching $110,573,000 from 2002's $109,381,000. Net income was $1,655,659, or $0.15 per diluted share, down from $2,965,306, or $0.27 per diluted share for last year's first half.

Since the beginning of the year, the Company had further improvement in its balance sheet with stockholders' equity increasing three percent to $60,600,000.

Omer Kropf, President of Supreme Corporation, Supreme Industries' operating subsidiary, commented: "Overall demand remains slightly above depressed year-earlier levels but below our expectations. Competition in our markets continues to restrain profitability and shows little sign of abating in the near term. Despite a difficult economic, manufacturing and competitive environment, we are meeting those challenges through product line updates, tighter quality control, improved lead times and more aggressive marketing.

"As we enter second-half 2003, industry volume, particularly in the bus segment, appears to be improving. However, the pace of recovery continues to be somewhat listless, and competitive pressures have intensified in many of our markets. Programs to meet the many competitive challenges are well underway, and our ongoing cost reductions should aid margin improvement when the expected volume recovery accelerates. Lastly, during the first half of the year, we repurchased 45,366 shares of our common stock," Kropf concluded.

A live webcast of Supreme Industries' earnings conference call can be heard today at 4:30 p.m. Eastern at www.supremeind.com.

Supreme Industries, Inc., is a nationwide manufacturer of specialized truck bodies that are produced to the specifications of its customers. Supreme also manufactures the StarTrans(R) line of special-purpose "shuttle-type" buses. The Company's transportation equipment products are used by a wide variety of industrial and commercial customers.

This report contains forward-looking statements, other than historical facts, that reflect the views of Company management with respect to future events. When used in this report, words such as "believe," "expect," "anticipate," "estimate," "intend" and similar expressions, as they relate to the Company or its plans or operations, identify forward-looking statements. Such forward-looking statements are based on assumptions made by, and information currently available to, the Company's management. Although management believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations are reasonable, and it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from such expectations include, without limitation, limitations on the availability of chassis on which the Company's product is dependent, availability of raw materials and severe interest rate increases. The forward-looking statements contained herein reflect the current views of Company management with respect to future events and are subject to those factors and other risks, uncertainties and assumptions relating to the operations, results of operations, cash flows and financial position of the Company. The Company assumes no obligation to update the forward-looking statements or to update the reasons actual results could differ from those contemplated by such forward-looking statements.

(Tables follow)

Supreme Industries, Inc. and Subsidiaries
Consolidated Statements of Income

	Three Months Ended		Six Months Ended	
	June 28, 2003	June 30, 2002	June 28, 2003	June 30, 2002
Revenues......................................	$ 60,749,259	$ 59,537,510	$ 110,573,469	$ 109,381,193
Costs and expenses:				
Cost of sales........................	52,693,036	49,543,691	96,589,968	92,513,665
Selling, general and administrative............	5,839,919	6,159,079	10,855,990	11,475,631
Interest................................	211,066	273,240	441,852	547,591
	58,744,021	55,976,010	107,887,810	104,536,887
Income before income taxes....	2,005,238	3,561,500	2,685,659	4,844,306
Income taxes........................	768,000	1,398,000	1,030,000	1,879,000
Net income................	$ 1,237,238	$ 2,163,500	$ 1,655,659	$ 2,965,306
Earnings per share:				
Basic....................................	$.11	$.20	$.15	$.27
Diluted................................	.11	.19	.15	.27
Shares used in the computation earnings per share:				
Basic..........................	10,817,940	10,811,533	10,824,637	10,804,995
Diluted.......................	10,951,312	11,105,010	10,936,747	11,029,284

Supreme Industries, Inc. and Subsidiaries
Consolidated Balance Sheets

	June 28, 2003	December 28, 2003
Assets		
Current assets......................	$ 55,739,063	$ 47,815,309
Property, plant and equipment, net...........	34,962,272	35,602,888
Intangible assets, net...........	842,393	868,164
Other assets.........................	3,283,996	3,061,733
Total assets...................................	$ 94,827,724	$ 87,348,094
Liabilities		
Current liabilities.................	$ 23,962,426	$ 18,914,671
Long-term debt....................	8,280,988	7,366,858
Deferred income taxes.........	1,887,564	1,844,894
Other long-term liabilities...	97,058	209,348
Total liabilities.............................	34,228,036	28,335,771
Total stockholders' equity............	60,599,688	59,012,323
Total liabilities and stockholders' equity...................................	94,827,724	87,348,094